"EXHIBIT 99"
                                STATE OF DELAWARE
                             CERTIFICATE FOR RENEWAL
                             AND REVIVAL OF CHARTER

Concord Energy Incorporated, a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

     1.   The name of this corporation is Concord Energy Incorporated


     2. Its registered office in the State of Delaware is located at 1013 Centre Road Street, City of Wilmington Zip Code 19805 County of New Castle the name and address of is registered agent is The Prentice-Hall Corporation System, Inc 1013 Centre Road Wilmington, DE 19805

     3. The date of filing of the original Certificate of Incorporation in Delaware was September 9, 1985

     4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February, 1997 same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

     5. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 1997, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

     IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, Scott S Kalish the last and acting authorized officer hereunto set his/her hand to this certificate this 3rd day of November 1997.

                                                   BY: /s/ Scott S Kalish
                                     TITLE OF OFFICER:    Treasurer